Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2023 and 2024. This section should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1—Unaudited Consolidated Financial Statements as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2023, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2023, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 8, 2024.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Nano Labs Ltd and its subsidiaries. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a leading fabless IC design company and product solution provider in China. We are committed to the development of HTC chips, HPC chips, distributed computing and storage solutions, smart-NICs, vision computing chips and distributed rendering. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. Moreover, our Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market. In June 2021, we established IPOLLO PTE. LTD., our indirect wholly-owned subsidiary in Singapore, to facilitate our business expansion in the overseas IC markets.

Our net revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers. Our net revenues were RMB52.3 million and RMB24.7 million (US$3.5 million) for the six months ended June 30, 2023 and 2024, respectively. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V1 Series, but we started to generate revenue in 3D printing related products in 2023. The revenues from 3D printing products were RMB0.5 million (US$0.1 million) for the six months ended June 30, 2024, compared to RMB22.0 thousand for the six months ended June 30, 2023. We recorded a net loss of RMB134.3 million and RMB59.1 million (US$8.3 million) for the six months ended June 30, 2023 and 2024, respectively.

In evaluating our business, we consider and use adjusted net loss as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation expense. Our adjusted net loss for the six months ended June 30, 2023 was RMB134.2 million, and our adjusted net loss for the same period of 2024 was RMB58.9 million (US$8.3 million).

Results of Operations

The following table sets forth a summary of our unaudited consolidated statements of operations, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Summary Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
Net Revenues	52,268,716	24,739,480	3,471,331
Cost of revenues	115,167,091	24,709,417	3,467,112
Gross profit (loss)	(62,898,375)	30,063	4,219
Total operating expenses	73,496,209	58,722,004	8,239,603
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Net loss per ordinary share
Basic and diluted*	(2.41)	(0.85)	(0.12)
Weighted average number of shares used in per share calculation
Basic	55,748,336	67,666,712	67,666,712
Diluted	55,748,336	67,666,712	67,666,712

*	After giving effect of the 2-for-1 reverse stock split effective on January 31, 2024.

Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net loss as an additional non-GAAP financial measure. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted net loss as net loss excluding share-based compensation expense. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures.

Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our net loss to non-GAAP adjusted net loss for the periods indicated.

	Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(134,319,481)	(59,145,670)	(8,299,049)
Add:
Share-based compensation expenses	137,598	285,507	40,061
Non-GAAP adjusted net loss	(134,181,883)	(58,860,163)	(8,258,988)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Net Revenues

Net revenue decreased to RMB24.7 million (US$3.5 million) for the six months ended June 30, 2024, from a net revenue of RMB52.3 million for the same period of 2023. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V1 Series. We launched a 3D printing business in June 2023. The revenues from 3D printing products were RMB0.5 million (US$0.1 million) for the six months ended June 30, 2024, compared to RMB22.0 thousand for the six months ended June 30, 2023.

Cost of Revenues

Cost of revenues decreased to RMB24.7 million (US$3.5 million) for the six months ended June 30, 2024 from RMB115.2 million for the same period of 2023. The decrease in cost of sales was generally in line with the decrease in net revenues and mainly due to the decrease in the sales volume of our products as well as a decrease in inventory write-down.

Gross Profit (Loss)

As a result, we recorded a gross profit of RMB30.1 thousand (US$4.2 thousand) for the six months ended June 30, 2024, as compared to a gross loss of RMB62.9 million for the same period of 2023.

Operating Expenses

Total operating expenses decreased to RMB58.7 million (US$8.2 million) for the six months ended June 30, 2024, from RMB73.5 million for the same period of 2023.

●	Selling and marketing expenses decreased by 54.4% to RMB4.3 million (US$0.6 million) for the six months ended June 30, 2024, from RMB9.5 million for the same period of 2023. The decrease in selling and marketing expenses was primarily due to the decrease in sales commission and product shipping expenses.

●	General and administrative expenses decreased by 18.0% to RMB25.5 million (US$3.6 million) for the six months ended June 30, 2024, from RMB31.0 million for the same period of 2023. The decrease in general and administrative expenses was primarily due to (1) the decrease in office lease expenses mainly attributable to the relocation of the headquarter office and (2) the decrease in employee salary expenses as the number and salaries of general and administrative staff decreased.

●	Research and development expenses decreased by 12.2% to RMB28.9 million (US$4.1 million) for the six months ended June 30, 2024, from RMB33.0 million for the same period of 2023. The decrease in research and development expenses was primarily due to the decrease in salary expenses.

Finance Expense (Income)

We recorded a finance income of RMB0.6 million (US$0.1 million) for the six months ended June 30, 2024, as compared to a finance expense of RMB1.6 million for the same period of 2023.

Interest expense

Interest expense was RMB2.0 million (US$0.3 million) for the six months ended June 30, 2024, compared to nil for the same period of 2023. The decrease was due to the completion of construction in progress and cease of interest capitalization during the six months ended June 30, 2024.

Net Loss

Net loss decreased by 56.0% to RMB59.1 million (US$8.3 million) for the six months ended June 30, 2024 from RMB134.3 million for the same period of 2023.

Basic and diluted loss per share was RMB0.85 (US$0.12) for the six months ended June 30, 2024, decreased from RMB2.41 for the same period of 2023.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2023 and June 30, 2024, we had RMB48.2 million and RMB23.5 million (US$3.3 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash in bank and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

As of June 30, 2024, we had short-term debts, current portion of long-term debts and accounts payable in total of RMB42.8 million (US$6.0 million), as compared to RMB40.3 million as of December 31, 2023. As of June 30, 2024, we had total current liabilities excluding advance from customers of RMB130.8 million (US$18.4 million), as compared to RMB134.7 million as of December 31, 2023.

In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In June 2023, the credit line was increased to a maximum amount of RMB148 million, with guarantee provided by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer starting from July 2023. In April 2024, the credit line was increased to a maximum amount of RMB198 million, with additional pledge by our buildings with area of 123,507 square meters located in Shaoxing, China. As of the date of this report, we have a balance of borrowing of approximately RMB173.2 million (US$24.3 million)  under the credit line.

In August and September, 2024, we entered into related party loan agreements with Mr. Jianping Kong and Mr. Qifeng Sun to borrow interest-free loans in the total amount of US$8.5 million (RMB60.6 million) in cash (“the Loans”) to fund the Company’s working capital. The Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024. On September 20, 2024, the loans were converted into an aggregate of 27,914,614 Class A ordinary shares with no additional consideration.

We believe that our existing cash and cash equivalents including the proceeds from the Loans described above, and anticipated cash flow from operations, together with the net proceeds from the securities offering, will be sufficient to meet our anticipated cash needs for general corporate purposes for the next 12 months from the date of this interim report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(34,636,206)	(76,754,346)	(10,769,819)
Net cash used in investing activities	(86,014,785)	(32,935,838)	(4,621,406)
Net cash provided by financing activities	50,346,549	80,179,082	11,250,362
Effect of exchange rate on cash, cash equivalents and restricted cash	(297,627)	4,853,211	680,980
Net decrease in cash, cash equivalents and restricted cash	(70,602,069)	(24,657,891)	(3,459,883)
Cash, cash equivalents and restricted cash at the beginning of the period	87,859,384	48,582,654	6,816,896
Cash, cash equivalents and restricted cash at the end of the period	17,257,315	23,924,763	3,357,013

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was RMB76.8 million (US$10.8 million), which primarily reflected our net loss of RMB59.1 million (US$8.3 million) as mainly adjusted for (1) inventory write-down of RMB12.4 million (US$1.7 million), which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) depreciation and amortization expenses of RMB3.2 million (US$0.5 million), (3) amortization of right-of-use assets of RMB2.2 million (US$0.3 million) and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) increase in other current assets of RMB10.9 million (US$1.5 million), (2) decrease in other current liabilities of RMB10.8 million (US$1.5 million), (3) increase in inventories of RMB8.3 million (US$1.2 million), (4) decrease in advance from customers of RMB6.7 million (US$0.9 million), (5) decrease in operating lease liabilities of RMB2.3 million (US$0.3 million), partially offset by (1) decrease in accounts receivable of RMB1.3 million (US$0.2 million), (2) increase in accounts payable of RMB1.2 million (US$0.2 million) and (3) decrease in prepayments of RMB0.6 million (US$0.1 million).

Net cash used in operating activities for the six months ended June 30, 2023 was RMB34.6 million, which primarily reflected our net loss of RMB134.3 million as mainly adjusted for (1) inventory write-down of RMB73.3 million, which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) amortization of right-of-use assets of RMB3.8 million, (3) depreciation and amortization expenses of RMB2.7 million and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) a decrease of RMB18.6 million in advances from customers which primarily related to the prepayments from customers to our HTC and HPC solutions and (2) an increase of RMB13.0 million in inventories, partially offset by (1) an increase of RMB40.2 million in accounts payable and (2) a decrease of RMB29.1 million in prepayments to our suppliers, which primarily related to the production of ICs.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was RMB32.9 million (US$4.6 million), attributable to the purchases of property, plant and equipment of RMB32.9 million (US$4.6 million).

Net cash used in investing activities for the six months ended June 30, 2023 was RMB86.0 million, attributable to purchase of property, plant and equipment of RMB86.0 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2024 was RMB80.2 million (US$11.3 million), mainly attributable to (1) proceeds from bank loans of RMB185.3 million (US$26.0 million), (2) the proceeds from issuance of ordinary shares of RMB30.6 million (US$4.3 million) and (3) cash contribution from a noncontrolling shareholder of RMB10.0 million (US$1.4 million), partially offset by repayments of bank loans of RMB145.7 million (US$20.4 million).

Net cash generated from financing activities for the six months ended June 30, 2023 was RMB50.3 million, mainly attributable to proceeds from bank loans of RMB50.9 million, partially offset by repayments of bank loans of RMB0.5 million.

Capital Expenditures

We incurred capital expenditures of RMB86.0 million and RMB32.9 million (US$4.6 million) for the six months ended June 30, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for construction of plant for the expansion and optimization of our supply chain.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the securities offering. We will continue to make capital expenditures to meet the expected growth of our business, including for procurement of photomask, mold and various intellectual properties.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China and globally;

●	our use of the proceeds;

●	the length and severity of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.